UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Redemption of “Non-dilutive” Preferred Securities Issued by Subsidiary

Tokyo, November 15, 2010 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to approve the redemption of preferred securities (“Non-dilutive Preferred Securities”) issued by an overseas special purpose company, which is subsidiary of MUFG, in full as stated below.

1.	Summary of Non-dilutive Preferred Securities to be Redeemed

Issuer	MTFG Capital Finance Limited
Type of Security	Japanese Yen-denominated noncumulative perpetual preferred securities
The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.
Maturity	Perpetual Provided, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in January 2011 or thereafter.
Dividends	Dividend Rate 2.52% per annum (Fixed rate until January 2016) Floating rate after January 2016
Issue Amount	JPY 165 billion
Issue Date	August 24, 2005
Redemption Amount	JPY 165 billion
Redemption Price	JPY 10 million per preferred security (equal to the issue price)

2.	Scheduled Redemption Date

January 25, 2011

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

This press release has been prepared for the purpose of publicly announcing MUFG’s redemption of preferred securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.